

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2018

John C. Asbury
President and Chief Executive Officer
Union Bankshares Corporation
1051 East Cary Street
Suite 1200
Richmond, VA 23219

      Re: Union Bankshares Corporation
           Registration Statement on Form S-4
           Filed November 16, 2018
           File No. 333-228455

Dear Mr. Asbury:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Gessert at 202-551-2326 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Financial Services